

February 3, 2016

Via E-mail
Mr. Joseph Tung
Advanced Semiconductor Engineering, Inc.
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China

> **Re: Siliconware Precision Industries Co., Ltd.
> Amendment No. 3 to Combined Schedule TO-T and Schedule 13E-3
> Filed January 28, 2016 by Advanced Semiconductor Engineering, Inc.
> File No. 005-79592**

Dear Mr. Tung:

We have reviewed your filing and have the following comment.

General

1.   We note your response to prior comment 1. The information that was omitted from the disclosure document disseminated to security holders appears to be material. Accordingly, please promptly disseminate this information in a manner that is reasonably designed to inform security holders of these changes. See Exchange Act Rule 14d-4(d).

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

                                             Sincerely,

                                             /s/ David L. Orlic

                                             David L. Orlic
                                             Special Counsel
                                             Office of Mergers and Acquisitions

cc: Via E-mail
         George R. Bason, Jr., Esq.
         Davis Polk & Wardwell LLP